Exhibit 99.1

Foresight: Rail Vision Signs Commercial Agreement with Knorr-Bremse Affiliate to Supply Shunting Yard Systems to Leading European Train Operator

Knorr-Bremse will act as an integrator to supply Rail Vision’s shunting yard systems for a potential of 2.8 million Euro

Ness Ziona, Israel – September 4, 2020 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its affiliate, Rail Vision Ltd., has signed a commercial agreement with an affiliate of Knorr-Bremse AG (Frankfurt: KBX), a $17 billion European-based group, to supply Rail Vision’s Assisted Remote Shunting (ARS) systems to a leading European train operator. Foresight owns approx. 24% of Rail Vision’s outstanding share capital.

As announced by the Company on April 27, 2020, Rail Vision received an initial order from the European train operator for an ARS prototype system to be installed on locomotives in switchyards and to execute an Operational Functional Test (OFT) for a total value of approximately 500,000 Euro. Rail Vision has indicated that the prototype system will be delivered in October 2020. Following delivery of a fully functional prototype system, and upon terms set forth in the agreement, the European train operator may place an order for 30 Rail Vision’s ARS systems, for a total value of up to 2.8 million Euro. In addition, the European train operator may choose to exercise its option to purchase an additional 45 ARS systems for a total value of approximately 3.5 million Euro.

Rail Vision’s unique ARS system designed to be installed on locomotives in switchyards monitors the shunting yard for any obstacle and enables railway operators to safeguard and streamline their shunting operations, such as performing checks and maintenance for railcars and locomotives. Combining advanced vision sensors with deep learning technologies, the ARS system automatically detects and classifies objects within a 200-meter range at all times of day and in all weather conditions. Additionally, the solution delivers visual warnings to operators or drivers based on customer needs to ensure a safe and secure environment, while also improving operational efficiency. Moreover, since Rail Vision’s solution enables controlling locomotives remotely, the number of staff required for coupling the locomotive to the railcars is reduced, thus significantly cutting down operating costs.

Rail Vision is a leading provider of cutting-edge cognitive vision sensor technology and safety systems for the railway industry. Rail Vision’s solutions offer detection and classification of objects or obstacles (e.g. humans, vehicles, and signals), rail path recognition (i.e. switch state detection), distance measurement and opportunity infrastructure condition monitoring.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development, and commercialization of sensor systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the delivery of the prototype system, that the European train operator may place an order for 30 Rail Vision’s ARS systems, and that the European train operator may choose to exercise its option to purchase an additional 45 ARS systems for a total value of approximately 3.5 million Euro. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the overall global economic environment; the impact of competition and new technologies in the rail industry; general market, political and economic conditions in the countries in which Rail Vision operates; Rail Vision’s projected capital expenditures and liquidity; changes in Rail Vision’s strategy; and any litigation concerning Rail Vision.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654